82-34628

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter Ended June 30, 2005 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

dlw 9/7

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of June 30, 2005, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flows for the six-month period ended June 30, 2005 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the six-month period ended June 30, 2005 taken as a whole.

5. The Company and consolidated balance sheets as of March 31, 2005 and the related statements of income for the quarter and six-month period ended June 30, 2004, and the supplemental statements of cash flows for the six-month period ended June 30, 2004, presented for comparative purposes, were reviewed by us, in accordance with our unqualified review reports thereon, dated April 22, 2005 and July 23, 2004, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 21, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – NIRE 35300188349		

01.02 – HEAD OFFICE

1 – ADRESS RUA FORMOSA Nº 367 – 12º ANDAR			2 – SUBURB OR DISTRICT CENTRO	
3 – POSTAL CODE 01075-900	4 - MUNICIPALITY SÃO PAULO			5 – STATE SP
6-AREA CODE 011	7 – TELEPHONE 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11-AREA CODE 011	12 – FAX 3225-4241	13 – FAX	14 – FAX	
15 – E-MAIL klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME RONALD SECKELMANN				
2 – ADDRESS RUA FORMOSA Nº 367 – 12º ANDAR			3 – SUBURB OR DISTRICT CENTRO	
4 – POSTAL CODE 01075-900	5 - MUNICIPALITY SÃO PAULO			6 – STATE SP
7-AREA CODE 011	8 – TELEPHONE 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12-AREA CODE 011	13 – FAX 3225-4241	14 – FAX	15 – FAX	
16 – E-MAIL rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 – END
1/01/2005	12/31/2005	2	4/01/2005	6/30/2005	1	1/01/2005	3/31/2005
9 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9	
11 - PARTNER RESPONSIBLE Eduardo Jorge Costa Martins						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 066.557.558-08	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 6/30/2005	2 - PRIOR QUARTER 3/31/2005	3 - SAME QUARTER IN PRIOR YEAR 6/30/2004
Paid-up capital			
1 – Common	316,827	316,827	317,049
2 – Preferred	600,856	600,856	601,751
3 – Total	917,683	917,683	918,800
Treasury shares			
4 – Common	0	0	222
5 – Preferred	0	0	895
6 – Total	0	0	1,117

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 104 – Paper and Pulp Industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – COMPANY NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Annual/Extraordinary Shareholders' Meeting	3/21/2005	Dividend	4/07/2005	COMMON	0.0920500000
02	Annual/Extraordinary Shareholders' Meeting	3/21/2205	Dividend	4/07/2005	PREFERRED	0.1012600000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ thousand)	4 – AMOUNT OF ALTERATION (R$ thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE ON ISSUE DATE (Reais)
01	3/21/2005	1,100,000	190,141	Profit reserves	0	0.0000000000
02	3/21/2005	1,100,000	109,859	Capital reserves	0	0.0000000000

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – Signature
7/22/2005	

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 6/30/2005	4 - 3/31/2005
1	Total Assets	4,488,394	4,654,271
1.01	Current Assets	1,878,487	1,994,024
1.01.01	Cash and cash equivalents	1,081,880	1,161,227
1.01.01.01	Cash and banks	43,254	14,445
1.01.01.02	Temporary cash investments	1,038,626	1,146,782
1.01.02	Receivables	375,651	439,933
1.01.02.01	Trade accounts receivable	347,295	386,667
1.01.02.02	Discounted exchange and trade receivables	(105,870)	(30,829)
1.01.02.03	Allowance for doubtful accounts	(24,279)	(23,507)
1.01.02.04	Subsidiaries and affiliates	158,505	107,602
1.01.03	Inventories	301,207	294,912
1.01.04	Other	119,749	97,952
1.01.04.01	Recoverable taxes	84,473	54,625
1.01.04.02	Prepaid expenses	7,962	15,839
1.01.04.03	Other receivables	13,946	12,767
1.01.04.04	Notes receivable	13,368	14,721
1.02	Long-term assets	374,708	363,061
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	367	1,640
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	367	1,640
1.02.02.03	Other related parties	0	0
1.02.03	Other	374,341	361,421
1.02.03.01	Deferred income and social contribution taxes	188,519	177,191
1.02.03.02	Escrow deposits	102,231	92,066
1.02.03.03	Taxes available for offset	22,020	21,936
1.02.03.04	Prepaid expenses	3,929	4,406
1.02.03.05	Other receivables	31,672	33,157
1.02.03.06	Notes receivable	25,970	32,665
1.03	Permanent assets	2,235,199	2,297,186
1.03.01	Investments	358,658	424,533
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	356,534	422,409
1.03.01.03	Other investments	2,124	2,124
1.03.02	Property, plant and equipment	1,837,651	1,824,841
1.03.03	Deferred charges	38,890	47,812

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2005	4 - 3/31/2005
2	Total liabilities and shareholders' equity	4,488,394	4,654,271
2.01	Current liabilities	710,162	952,563
2.01.01	Loans and financing	385,223	451,748
2.01.02	Debentures	10,064	23,118
2.01.03	Trade accounts payable	98,831	112,839
2.01.04	Taxes payable	58,524	44,037
2.01.04.01	Other taxes	22,698	29,905
2.01.04.02	Provision for income and social contribution taxes	35,826	14,132
2.01.05	Dividends payable	0	90,007
2.01.07	Payables to related parties	58,632	129,100
2.01.08	Other	98,888	101,714
2.01.08.01	Salaries, vacation and payroll charges	57,081	43,059
2.01.08.02	Other payables	41,807	58,655
2.02	Long-term liabilities	1,452,218	1,466,206
2.02.01	Loans and financing	984,151	1,004,557
2.02.02	Debentures	314,050	314,050
2.02.04	Payables to related parties	126	0
2.02.05	Other	153,891	147,599
2.02.05.01	Deferred income and social contribution taxes	3,075	3,222
2.02.05.02	Provision for contingencies	123,208	116,238
2.02.05.03	Other payables	27,608	28,139
2.03	Deferred income	0	0
2.05	Shareholders' equity	2,326,014	2,235,502
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	83,986
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	0
2.05.03	Revaluation reserves	88,465	88,993
2.05.03.01	Own assets	88,465	88,993
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	834,004	834,004
2.05.04.01	Legal	72,821	72,821
2.05.04.02	Statutory	761,183	761,183
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.04.07.01	Treasury shares	0	0
2.05.05	Retained earnings	219,020	128,519

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3-4/01/2005 to 6/30/2005	4-1/01/2005 to 6/30/2005	5-4/01/2004 to 6/30/2004	6-1/01/2004 to 6/30/2004
3.01	Gross revenue from sales and/or services	797,333	1,556,035	770,068	1,479,433
3.02	Deductions	(135,086)	(259,076)	(114,802)	(210,202)
3.03	Net revenue from sales and/or services	662,247	1,296,959	655,266	1,269,231
3.04	Cost of sales and/or services	(507,174)	(968,349)	(433,851)	(826,732)
3.05	Gross profit	155,073	328,610	221,415	442,499
3.06	Operating (expenses) income	(53,053)	(81,074)	(99,410)	(171,471)
3.06.01	Selling	(48,482)	(101,091)	(76,066)	(145,812)
3.06.02	General and administrative	(41,822)	(78,167)	(35,303)	(63,564)
3.06.03	Financial, net	(43,274)	(76,613)	(54,137)	(81,837)
3.06.03.01	Financial income	8,998	44,710	58,095	84,972
3.06.03.02	Financial expenses	(52,272)	(121,323)	(112,232)	(166,809)
3.06.04	Other operating income	20,426	20,788	34	160
3.06.05	Other operating expenses	(15,359)	(25,060)	(11,674)	(24,598)
3.06.06	Equity in subsidiaries	75,458	179,069	77,736	144,180
3.07	Income from operations	102,020	247,536	122,005	271,028
3.08	Nonoperating income, net	(1,680)	(2,983)	114	1,177
3.08.01	Income	70	154	922	2,141
3.08.02	Expenses	(1,750)	(3,137)	(808)	(964)
3.09	Income before taxes and profit sharing	100,340	244,553	122,119	272,205
3.10	Provision for income and social contribution taxes	(21,662)	(35,614)	(8,871)	(28,209)
3.11	Deferred income tax	11,475	9,384	(1,867)	(12,730)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	90,153	218,323	111,381	231,266
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.09824	0.23791	0.12137	0.25201
	LOSS PER SHARE				

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais – R$ or U.S. dollars – US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

During 2004, the Company established 12 silent partnerships, and in the first quarter of 2005, 2 others were established, with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through concession of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships entitle Klabin S.A. to preference in the acquisition of forest products at market prices.

In December 2004, the wholly-owned subsidiary Klabin Ltd. (formerly Mirca Ltd.) established a commercial export company named Klabin Trade. In January 2005, Klabin S.A. began exporting its products through this subsidiary.

2 SIGNIFICANT ACCOUNTING PRACTICES

Accounting practices applied

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2004.

3 CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	6/30/2005	3/31/2005	6/30/2005	3/31/2005
Cash and banks	43,254	14,445	57,482	22,838
Temporary cash investments:				
. Local currency	999,852	942,779	1,157,872	987,225
. Foreign currency	2,137	168,515	128,586	368,137
	1,045,243	**1,125,739**	**1,343,940**	**1,378,200**
Temporary cash investments – restricted account	36,637	35,488	36,637	35,488
	1,081,880	**1,161,227**	**1,380,577**	**1,413,688**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

4 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization or settlement of deferred taxes

	Company and consolidated	
	6/30/2005	3/31/2005
Nondeductible provisions	117,136	96,424
Taxes being challenged in court	14,033	13,937
Tax loss carryforwards	57,350	66,830
Long-term assets	**188,519**	**177,191**
Deferred income tax on sale of assets	1,352	1,351
Accelerated depreciation incentive	1,723	1,871
Long-term liabilities	**3,075**	**3,222**

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that tax credits will be realized from 2005 to 2010, as shown below:

	Company and consolidated	
	6/30/2005	3/31/2005
2005	18,972	37,801
2006	31,104	29,930
2007	34,944	33,542
2008	39,195	37,420
2009	50,373	38,498
2010	13,931	
	188,519	**177,191**

Since it was difficult to foresee exactly the term of realization of the deferred taxes, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of the mentioned tax credits classified in long-term assets.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) **Reconciliation of income and social contribution taxes at the effective tax rate**

	Company		Consolidated	
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
Income before income and social contribution taxes	**244,553**	**272,205**	**267,442**	**282,301**
Income and social contribution taxes at the rate of 34%	83,148	92,549	90,931	95,982
Tax effect of principal additions (deductions):				
Equity in subsidiaries	(60,883)	(49,021)	21	71
Difference in subsidiaries' taxes			(55,111)	(40,925)
Other effects	3,965	(2,589)	(1,412)	(8,497)
	26,230	**40,939**	**34,429**	**46,631**
Income and social contribution taxes:				
. Current	35,614	28,209	43,813	33,901
. Deferred	(9,384)	12,730	(9,384)	12,730
Income and social contribution taxes in the statement of income	**26,230**	**40,939**	**34,429**	**46,631**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

5 RELATED PARTIES

							Company
				6/30/2005			3/31/2005
		Assets Liabilities	Income (Expenses)	Purchases (Sales)	Assets Liabilities	Income (Expenses)	Purchases (Sales)
CURRENT ASSETS – Trade accounts receivable							
Subsidiaries:							
Klabin Argentina S.A.	(i)	3,723		1,211	8,808		1,014
Klabin Trade	(ii)	153,282	(156)	207,609	95,841		79,015
Silent partnerships:							
. Paraná	(i)	1,154			2,041		
. Santa Catarina	(i)	346			412		
Other					500		
		158,505			107,602		
LONG-TERM ASSETS							
Klabin Trade	(vi)	201	(233)		1,485		
Other		166			155		
		367			1,640		
CURRENT LIABILITIES							
Trade accounts payable							
Silent partnerships:							
. Paraná	(iii)	31,218		(115,354)	73,636		(62,595)
. Santa Catarina	(iii)	25,654		(85,066)	53,774		(42,390)
Other		21			73		
Royalties:							
Sogemar – Soc. Geral de Marcas Ltda.	(iv)	1,273	(6,857)		1,161	(3,206)	
Monteiro Aranha S.A.	(iv)	261	(1,405)		238	(657)	
Other	(iv)	205	(1,102)		218	(515)	
Commission for guarantee							
Klabin Irmãos & Cia.	(v)		(2,792)			(1,490)	
		58,632			129,100		
LONG-TERM LIABILITIES							
Other							
Antas Serviços Florestais Ltda.		126					

(i) *Balance receivable from operations at prices and terms under usual market conditions;*
(ii) *Shipment of paper at prices with approximately 20% margin over production cost;*
(iii) *Purchase of wood under usual market prices and terms;*
(iv) *Trademark use license;*
(v) *Commission for guarantee of the 2% p.a. BNDES financing balance;*
(vi) *Intercompany account.*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

6 INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

						Company
				6/30/2005		3/31/2005
Subsidiaries		Ownership interest - %	Equity in subsidiaries for the period	Investment	Equity in subsidiaries for the period	Investment
. Klabin Ltd. (formerly Mirca Limited)	(*)	100	17,138	214,618	19,441	216,921
. Klabin Argentina S.A.	(**)	100	20	19,965	1,566	21,465
. IKAPÊ Empreendimentos Ltda.		100	(75)	3,223	2	3,300
. Klapart Participações S.A.		100		13,579		13,579
. Klabin do Paraná Prods. Florestais Ltda.		100	(171)	4,607	(94)	4,684
. Other			(710)	1,022	(692)	1,040
			16,202	**257,014**	**20,223**	**260,989**
Silent partnerships	(***)	Average ownership interest - %				
. Paraná		90	94,642	76,977	50,109	115,926
. Santa Catarina		88	68,225	22,543	33,279	45,494
			162,867	**99,520**	**83,388**	**161,420**
			179,069	**356,534**	**103,611**	**422,409**

(*)Parent company of Klabin Trade;
(**)Direct and indirect ownership interest;
(***) Results for the 2nd quarter R$ 141,379.

7 PROPERTY, PLANT AND EQUIPMENT

a) Company

	6/30/2005	3/31/2005
Land	146,169	146,296
Buildings and structures	179,151	179,649
Machinery, equipment and installations	995,986	999,005
Investments in progress	149,097	148,368
Forestation and reforestation	252,862	247,880
Other	114,386	103,643
	1,837,651	**1,824,841**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) Consolidated

						6/30/2005	3/31/2005
	Annual depreciation rate -%	Cost	Revalu- ation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	Total	Total
Land		96,974	75,973			172,947	173,260
Buildings and structures	4	308,976	45,758	(144,910)	(19,002)	190,822	192,671
Machinery, equipment and installations	5 a 20	2,357,454	88,985	(1,354,861)	(88,982)	1,002,596	1,007,193
Forestation and reforestation		455,401		(145,046)		310,355	302,342
Investments in progress		155,524				155,524	154,780
Other	10	251,792	7,055	(141,041)	(2,194)	115,612	104,896
		3,626,121	217,771	(1,785,858)	(110,178)	1,947,856	1,935,142

i) *As approved at the Annual Shareholders' Meetings held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by experts, As permitted under the terms of the IBRACON Technical Pronouncement XXIV, ratified by CVM Resolution No. 183/95, management opted to maintain the revaluation reserves recorded as of June 30, 1995.*

ii) *Based on CVM Resolution No. 183/95, the realized portion of the revaluation reserve is transferred to retained earnings, together with income and social contribution taxes on this realized revaluation reserve.*

8 DEFERRED CHARGES

				6/30/2005	3/31/2005
		Cost	Accumulated amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
. Igaras Papéis e Embalagens S.A.	(i)	186,363	(154,456)	31,907	41,226
Implementation and preoperating expenses	(ii)	31,241	(28,647)	2,594	3,039
Reorganization and installation expenses	(ii)	1,843	(1,389)	454	471
Other		7,349	(3,414)	3,935	3,076
		226,796	**(187,906)**	**38,890**	**47,812**
Consolidated					
Klabin Argentina S.A.		3,196	(3,159)	37	250
Other		2,945	(566)	2,379	2,255
		232,937	**(191,631)**	**41,306**	**50,317**

(i) *The goodwill amounts are based on the expectation of future profitability and amortized based on the related five-year income projections.*

(ii) *Refers to preoperating expenses of the units of several projects of the industrial divisions, which are being amortized over five years.*

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

9 LOANS AND FINANCING

a) Balances

	Annual interest %				Company
				6/30/2005	3/31/2005
		Current	Long-term	Total	Total
In local currency					
. National Bank for Economic and Social Development (BNDES)	7.0 to 11.5	97,632	155,194	252,826	288,777
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	4,437	5,760	10,197	11,905
. Export credit	CDI + 1.4 of 110.0 of CDI	43,868	193,000	236,868	228,839
. Working capital	SELIC+1.2 to 114.0 of CDI	32,774	219,283	252,057	249,154
. Other	1.0	925	928	1,853	2,722
		179,636	**574,165**	**753,801**	**781,397**
In foreign currency (*)					
. Property, plant and equipment	4.5	1,763	2,497	4,260	10,275
. Export	3.5 to 8.6	203,549	203,936	407,485	510,622
. Other	7.9	275	11,775	12,050	13,451
		205,587	**218,208**	**423,795**	**534,348**
		385,223	**792,373**	**1,177,596**	**1,315,745**
Interest rate swap contract – hedge (**)	100.0 of CDI		191,778	191,778	140,560
		385,223	**984,151**	**1,369,374**	**1,456,305**

Long-term maturities:	
2006	189,020
2007	304,141
2008	287,116
2009	38,812
2010	54,980
2011	49,194
2012	36,694
2013	24,194
	984,151

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Annual interest %	Weighted average rate %				Consolidated
					6/30/2005	3/31/2005
			Current	Long-term	Total	Total
In local currency						
. National Bank for Economic and Social Development (BNDES)	7.0 to 11.5	10.4	97,632	155,194	252,826	288,777
. Government Agency for Machinery and Equipment Financing (FINAME)	8.5 to 10.5	10.0	4,437	5,760	10,197	11,905
. Export credit	CDI + 1.4 of 110.0 of CDI	19.9	43,868	193,000	236,868	228,839
. Working capital	SELIC+1.2 to 114.0 of CDI	20.1	32,774	219,283	252,057	249,154
. Other	1.0	1.0	925	928	1,853	2,722
			179,636	**574,165**	**753,801**	**781,397**
In foreign currency (*)						
. Property, plant and equipment	4.5	4.5	1,763	2,497	4,260	10,275
. Export	3.5 to 8.6	6.1	203,549	203,936	407,485	510,622
. Other	7.3 to 7.9	7.4	1,198	70,535	71,733	13,451
			206,510	**276,968**	**483,478**	**534,348**
			386,146	**851,133**	**1,237,279**	**1,315,745**
Interest rate swap contract – hedge (**)	100.0 of CDI			191,778	191,778	140,560
			386,146	**1,042,911**	**1,429,057**	**1,456,305**
Long-term maturities:						
2006				189,020		
2007				304,141		
2008				301,806		
2009				53,502		
2010				69,670		
2011				63,884		
2012				36,694		
2013				24,194		
				1,042,911		

(*) In US dollars.
(**) On March 11, 2003, a swap transaction of US$ 100,000 was contracted with Banco Votorantim S.A., maturing in February 2008.

b) **Collaterals**

Financing is collateralized by pledges of inventories, land, buildings, improvements, machinery, equipment and installations, guarantee deposits, as well as guarantees and sureties from controlling shareholders.

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

10 DEBENTURES

In the Board of Directors' Meeting held on November 3, 2004, the Program of Public Issue of Debentures in the total amount of R$ 1,000,000 was approved.

In December 2004, with the base date of November 1, 2004, Klabin issued 31,405 Debentures of its 5th issue. The Debentures are book entry, single series and registered, and nonconvertible into shares, with par value of R$ 10 and total value of R$ 314,050, with semiannual interest of 105.5% of CDI (interbank deposit rate), and final maturity in November 2007.

11 PROVISION FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and supported by the opinion of its legal counsel, Klabin S.A. and its subsidiaries recognized provisions in long-term liabilities, for losses considered probable, as shown below:

	Company and Consolidated	
Nature of the contingency	**6/30/2005**	**3/31/2005**
Tax	90,674	88,661
Labor	23,930	23.909
Other	8,604	3,668
	123,208	**116,238**

The escrow deposits recorded in long-term assets totaled R$ 102,231 (R$ 92,066 in the first quarter of 2005) for Company, and R$ 103,018 (R$ 92,675 in the first quarter of 2005) for consolidated.

In addition to these lawsuits, Klabin S.A. and its subsidiaries are involved in tax, civil and labor lawsuits, involving possible contingent risks, not accrued, in the amount of R$ 178,014.

The labor lawsuits refer basically to claims involving overtime, hazardous duty premium and health hazard premium.

The tax lawsuits refer mainly to the questioning of increase in the PIS and COFINS tax basis introduced by Law No. 9718/98.

12 SHAREHOLDERS' EQUITY

In the Extraordinary Shareholders' Meeting held on March 21, 2005, the cancellation of 221,829 common shares and 895,216 preferred shares held in treasury was approved, without capital reduction.

In the Annual Shareholders' Meeting held on March 21, 2005, the increase in subscribed capital by the amount of R$ 300,000 was approved, of which R$ 109,859 with capital reserves and R$ 190,141 with profit reserves, without the issuance of shares, upon which capital increased to R$ 1,100,000.

a) Changes

Balances as of December 31, 2004	**2,107,511**
Tax incentives	539
Income tax on revaluation reserve	(359)
Net income	218,323
Balances as of June 30, 2005	**2,326,014**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

b) **Revaluation reserve**

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of June 30, 2005	88,465
Monetary restatement determined by Law No. 8200/91, included in revaluation reserve	(45,155)
Tax effects	(14,725)
	28,585

13 FINANCIAL INSTRUMENTS

a) **Risk management**

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) **Credit risk**

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

c) **Currency risk and derivatives**

Klabin S.A. has transactions involving derivative financial instruments to hedge against the effects of exchange variations on their liabilities or net exposure in U.S. dollars. Swap agreements are used to exchange the foreign exchange variations on liabilities for the Interbank Deposit (CDI) rate. The calculated loss on these operations, in the amount of R$ 64,945, was fully recognized in income for the period and recorded as increase in the corresponding financing.

d) **Fair values**

As of June 30, 2005, the fair values of cash and cash equivalents, temporary cash investments, trade accounts receivable and payable approximate the amounts recorded in the financial statements due to their short term. The fair values of loans and financing substantially approximate the amounts recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any moment at book value.

The book and fair values of swap transactions are as follows.

				Company and Consolidated
	6/30/2005		**3/31/2005**	
	Book Value	**Fair value**	**Book value**	**Fair value**
Financing (Note 9) - Swap transactions	191,778	220,130	140,560	179,468

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

14 STATEMENT OF CASH FLOWS

	Company		Consolidated	
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
Cash flows from operating activities				
Net income	218,323	231,266	218,323	231,266
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	110,471	106,145	120,282	114,969
. Gain (loss) on sale of assets	1,386	(1,228)	1,805	(1,230)
. Allowance for losses on permanent assets	936		936	
. Deferred income and social contribution taxes	(9,384)	12,730	(9,384)	12,730
. Interest and exchange variation on loans and financing	75,009	130,811	70,697	119,673
. Equity in subsidiaries	(179,069)	(144,180)	62	208
. Exchange variation on foreign investments		387	1,879	(1,635)
. Minority interest			14,690	4,404
Decrease (increase) in assets				
. Trade accounts receivable	124,213	(113,645)	77,424	(159,504)
. Inventories	(28,620)	10,365	(29,095)	18,978
. Recoverable taxes	23,857	35,888	21,733	37,509
. Prepaid expenses	910	(1,150)	258	(931)
. Other receivables	11,265	12,927	12,115	14,254
Increase (decrease) in liabilities				
. Trade accounts payable	(25,826)	56,907	(36,310)	8,971
. Other taxes	(268)	2,159	(161)	3,030
. Provision for income and social contribution taxes	(34,528)	(36,973)	(33,236)	(34,379)
. Salaries, vacation and payroll charges	(2,141)	(3,063)	(1,975)	(2,829)
. Provision for contingencies	5,134	(23,123)	5,134	(23,123)
. Other payables	(1,688)	15,246	6,711	15,866
Net cash provided by operating activities (carried forward))	**289,980**	**291,469**	**441,888**	**358,227**

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Company		Consolidated	
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
Net cash provided by operating activities (brought forward)	**289,980**	**291,469**	**441,888**	**358,227**
Cash flows from investing activities:				
. Temporary cash investments	(2,502)	(31,844)	(2,502)	(31,844)
. Guarantee deposits		63,658		63,658
. Purchase of property, plant and equipment	(142,590)	(112,218)	(156,690)	(115,579)
. Increase in deferred charges	(2,071)	(540)	(2,446)	(889)
. Sale of property, plant and equipment	154	2,133	154	2,133
. Loans to affiliates	(217)	(180)		
. Capital contribution	(77)	(80)	(32)	(80)
. Dividends received from subsidiaries	166,989	60,584		
. Escrow deposits	(8,717)	(10,654)	(8,673)	(10,714)
. Other investments	(3,968)			
Net cash used in investing activities	**7,001**	**(29,141)**	**(170,189)**	**(93,315)**
Cash flows from financing activities:				
. New loans and financing	269,349	436,886	333,344	436,886
. Payment of loans and financing	(221,394)	(257,206)	(221,394)	(236,301)
. Payment of interest	(52,396)	(51,731)	(52,396)	(42,952)
. Capital contribution in subsidiaries by minority shareholders			12,066	18,737
. Dividends paid	(90,007)	(200,238)	(90,007)	(200,238)
. Loans to affiliates	(126)	(59,857)		
Net cash provided by financing activities	**(94,574)**	**(132,146)**	**(18,387)**	**(23,868)**
Increase in cash and cash equivalents	**202,407**	**130,182**	**253,312**	**241,044**
Opening balance of cash and cash equivalents	842,836	625,311	1,090,628	634,261
Closing balance of cash and cash equivalents	1,045,243	755,493	1,343,940	875,305
	202,407	**130,182**	**253,312**	**241,044**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2005	4 - 3/31/2005
1	Total Assets	4,596,839	4,626,900
1.01	Current Assets	2,218,881	2,266,305
1.01.01	Cash and cash equivalents	1,380,577	1,413,688
1.01.01.01	Cash and banks	57,482	22,838
1.01.01.02	Temporary cash investments	1,323,095	1,390,850
1.01.02	Receivables	410,509	452,638
1.01.02.01	Trade accounts receivable	542,414	508,997
1.01.02.02	Discounted exchange and trade receivables	(105,870)	(30,829)
1.01.02.03	Allowance for doubtful accounts	(26,035)	(25,530)
1.01.02.04	Subsidiaries and affiliates	0	0
1.01.03	Inventories	303,487	296,719
1.01.04	Other	124,308	103,260
1.01.04.01	Recoverable taxes	86,915	56,232
1.01.04.02	Prepaid expenses	8,151	15,839
1.01.04.03	Other receivables	15,874	16,468
1.01.04.04	Notes receivable	13,368	14,721
1.02	Long-term assets	378,791	365,230
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	378,791	365,230
1.02.03.01	Deferred income and social contribution taxes	188,519	177,191
1.02.03.02	Escrow deposits	103,018	92,675
1.02.03.03	Taxes available for offset	22,020	21,936
1.02.03.04	Prepaid expenses	4,392	4,406
1.02.03.05	Other receivables	34,872	36,356
1.02.03.06	Notes receivable	25,970	32,666
1.03	Permanent assets	1,999,167	1,995,365
1.03.01	Investments	10,005	9,906
1.03.01.01	In affiliated companies	0	0
1.03.01.02	In subsidiaries	7,881	7,782
1.03.01.03	Other investments	2,124	2,124
1.03.02	Property, plant and equipment	1,947,856	1,935,142
1.03.03	Deferred charges	41,306	50,317

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 6/30/2005	4 - 3/31/2005
2	Total liabilities and shareholders' equity	4,596,839	4,626,900
2.01	Current liabilities	670,630	842,824
2.01.01	Loans and financing	386,146	451,748
2.01.02	Debentures	10,064	23,118
2.01.03	Trade accounts payable	102,183	116,872
2.01.04	Taxes payable	63,847	50,611
2.01.04.01	Other taxes	23,900	32,633
2.01.04.02	Provision for income and social contribution taxes	39,947	17,978
2.01.05	Dividends payable	0	90,007
2.01.07	Payables to related parties	0	0
2.01.08	Other	108,390	110,468
2.01.08.01	Salaries, vacation and payroll charges	58,740	44,428
2.01.08.02	Other payables	49,650	66,040
2.02	Long-term liabilities	1,514,075	1,469,515
2.02.01	Loans and financing	1,042,911	1,004,557
2.02.02	Debentures	314,050	314,050
2.02.04	Payables to related parties	0	0
2.02.05	Other	157,114	150,908
2.02.05.01	Deferred income and social contribution taxes	3,075	3,222
2.02.05.02	Provision for contingencies	123,208	116,238
2.02.05.03	Other payables	30,831	31,448
2.03	Deferred income	0	0
2.04	Minority interest	86,120	79,059
2.05	Shareholders' equity	2,326,014	2,235,502
2.05.01	Capital	1,100,000	1,100,000
2.05.02	Capital reserves	84,525	83,986
2.05.02.01	Special Restatement - Law No. 8200/91	83,986	83,986
2.05.02.02	Share premium	0	0
2.05.02.03	Tax incentives	539	0
2.05.03	Revaluation reserves	88,465	88,993
2.05.03.01	Own assets	88,465	88,993
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	834,004	834,004
2.05.04.01	Legal	72,821	72,821
2.05.04.02	Statutory	761,183	761,183
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	219,020	128,519

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais – R$)

1 - Code	2 - Description	3- 4/01/2005 to 6/30/2005	4- 1/01/2005 to 6/30/2005	5- 4/01/2004 to 6/30/2004	6- 1/01/2004 to 6/30/2004
3.01	Gross revenue from sales and/or services	857,989	1,658,180	777,256	1,506,528
3.02	Deductions	(137,881)	(264,868)	(117,803)	(216,832)
3.03	Net revenue from sales and/or services	720,108	1,393,312	659,453	1,289,696
3.04	Cost of sales and/or services	(418,679)	(782,722)	(361,593)	(703,015)
3.05	Gross profit	301,429	610,590	297,860	586,681
3.06	Operating (expenses) income	(187,854)	(339,868)	(168,553)	(305,558)
3.06.01	Selling	(82,807)	(154,420)	(76,759)	(147,260)
3.06.02	General and administrative	(42,653)	(79,809)	(35,911)	(65,008)
3.06.03	Financial, net	(63,908)	(93,711)	(41,366)	(63,267)
3.06.03.01	Financial income	21,382	59,266	54,774	84,773
3.06.03.02	Financial expenses	(85,290)	(152,977)	(96,140)	(148,040)
3.06.04	Other operating income	20,433	20,788	107	355
3.06.05	Other operating expenses	(19,017)	(32,654)	(14,552)	(30,170)
3.06.06	Equity in subsidiaries	98	(62)	(72)	(208)
3.07	Income from operations	113,575	270,722	129,307	281,123
3.08	Nonoperating income, net	(1,927)	(3,280)	115	1,178
3.08.01	Income	(1,987)	154	922	2,141
3.08.02	Expenses	60	(3,434)	(807)	(963)
3.09	Income before taxes and profit sharing	111,648	267,442	129,422	282,301
3.10	Provision for income and social contribution taxes	(36,544)	(43,813)	(11,948)	(33,901)
3.11	Deferred income tax	22,114	9,384	(1,867)	(12,730)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(7,065)	(14,690)	(4,226)	(4,404)
3.15	Net income	90,153	218,323	111,381	231,266
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	917,683	917,683	917,683	917,683
	EARNINGS PER SHARE	0.09824	0.23791	0.12137	0.25201
	LOSS PER SHARE				

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Initial Considerations

The information presented herewith in connection with the Company's operations and finances in 2Q05, 2Q04, 1H05 and 1H04 consists of consolidated figures stated in local currency (R$), in accordance with the generally accepted accounting practices adopted in Brazil, except where otherwise indicated.

Financial Highlights

R$ million	2Q05	2Q04	1H05	1H04	Change 2Q05/2Q04	Change 1H05/1H04
Gross Revenue	858.0	777.3	1,658.2	1,506.6	10%	10%
Net Revenue	720.1	659.5	1,393.3	1,289.7	9%	8%
Domestic Market	511.9	457.0	1,001.9	875.8	12%	14%
Exports	208.2	202.5	391.4	413.9	3%	(5%)
% Exports	*29%*	*31%*	*28%*	*32%*		
Gross Income	301.4	297.9	610.6	586.7	1%	4%
Gross Margin	*42%*	*45%*	*44%*	*45%*		
EBIT	177.4	170.8	364.5	344.7	4%	6%
EBIT Margin	*25%*	*26%*	*26%*	*27%*		
EBITDA	239.0	229.2	484.8	459.6	4%	5%
EBITDA Margin	*33%*	*35%*	*35%*	*36%*		
Net Income	90.1	111.4	218.3	231.3	(19%)	(6%)
Net Debt	372.6	581.2	372.6	581.2	(36%)	(36%)
Net Debt/EBTIDA (annualized)	0.4x	0.6x	0.4x	0.6x		
Capex	72.0	62.4	165.4	109.5	15%	51%
Production Volume (1,000 t) (*)	390.4	367.3	754.0	721.1	6%	5%
Sales Volume (1,000 t)	359.6	329.8	676.3	670.3	9%	1%
Domestic Market	207.9	195.3	403.4	375.5	6%	7%
Exports	151.7	134.5	272.9	294.8	13%	(7%)
% Exports	*42%*	*41%*	*40%*	*44%*		

*(*) Figures related to paper, boards and recycled paper production, do not considered corrugated boxes and industrial bags.*

Operating, Economic and Financial Performance

Containerboards, Coated Carton Boards and Recycled Papers Production

In contrast to previous year, the downtimes for maintenance were concentrated in the first semester. However, in 2Q05, the company reported a record output for containerboards, coated carton boards and recycled papers, which totaled 390.4 thousand tons, up 6% from 2Q04. Production increased to 754.0 thousand tons in 1H05, which also increased by 5% in comparison to 1H04. Moreover, the referred growth stemmed from the successful completion of the bottleneck clearing project at Monte Alegre (PR), with the enhanced performance of Machine #7.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales Volume and Net Revenues

Sales volume in 2Q05, excluding wood, reached 359.6 thousand tons, with a significant contribution from sales to international markets. Export sales amounted 151.7 thousand tons, increasing by 13% in relation to 2Q04.
In regard of 1H05, sales volume amounted 676.3 thousand tons or 1% higher than the same period of 2004.
Net revenue, including wood, totaled R$ 720.1 million in 2Q05, an increment of 9% in relation to 2Q04. As for 1H05, net revenue reached R$ 1,393.3 million, up 8% from the same period of previous year.
The rate of 3% growth on export net revenue did not follow the same upside leaning of 13% in export sales volume. The difference was due to combination of the decrease in international kraftliner prices and the depreciation of the dollar against *Real* .

Sales Volume and Net Revenue by Product – 2Q05


Volume
Industrial bags 8%
Others 2%
Kraftliner 34%
Corrugated boxes 32%
Coated carton boards 24%
Wood not included


Net Revenue
Others 3%
Wood 10%
Kraftliner 19%
Industrial bags 12%
Corrugated boxes 32%
Coated carton boards 24%
Wood included

Sales Volume and Net Revenue by Market – 2Q05


Volume
Export 42%
Domestic Market 58%


Net Revenue
Export 29%
Domestic Market 71%

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating Results

Cost of products sold in 2Q05 was R$ 418.7 million, which generated a **gross income** of R$ 301.4. The margin was 42% in 2Q05 compared with 45% in 2Q04.
Selling expenses in 2Q05 increased by 8% to R$ 82.8 million compared to 2Q04, mainly affected by export freight costs, which amounted to R$ 54.7million.
General and administrative expenses counted for R$ 42.7 million, which corresponded to 5.9% of net revenue versus 5.4% in 2Q04.
Operating results before net financial expenses (EBIT) amounted R$ 177.4 million, with operating margin of 25%.

Operating Cash Generation (EBITDA)

Operating cash generation (EBITDA) totaled R$ 239.0 million, with an EBITDA margin of 33% in 2Q05 (against 35% in 2Q04). The reduction of EBITDA margin is related to both the weakness of dollar against local currency and the decline of export prices.

Financial Results and Indebtedness

Net financial expenses reached R$ 63.9 million in 2Q05 versus R$ 41.4 million in the same period of last year.
At the end of June, **gross debt** totaled R$ 1,753.2 million, which decreased by R$ 40.2 million in relation to March. The average terms to maturity of its debt contracts has been extended to 31 months, with debts repayable until 2013.
Debts denominated in foreign currency represented 38% of the company total indebtedness. Trade finance represented 78% of the foreign currency debt.
Cash, cash equivalent and investments totaled R$ 1,380.6 million as at the end of June, of which R$ 1,252.0 million were invested in local currency, and R$ 128.6 million were invested in foreign currency.
Despite the payment of R$ 90.0 million in complementary dividends in April 2005, **net debt** shrank R$ 7.1 million to R$ 372.6 million in the end of June 2005 when compared to the amount registered in March 2005.

Indebtedness

R$ million	6/30/2005			3/31/2005		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	189.8	206.4	396.2	195.8	279.0	474.8
Long Term	888.3	468.7	1,357.0	922.8	395.8	1,318.6
GROSS DEBT	**1,078.1**	**675.1**	**1,753.2**	**1,118.6**	**674.8**	**1,793.4**
Cash and Short Term Investments			(1,380.6)			(1,413.7)
NET DEBT			**372.6**			**379.7**

Net debt is equivalent to 15% of total capitalization, and 38% of the annualized EBITDA. Net debt already decreased in 2Q05, and it should pursue the downward until the end of the year.

Net Income

Klabin reported a net income of R$ 90.1 million in 2Q05 versus R$ 111.4 million in 2Q04, this decrease was basically due to the impact of an appreciation of the Brazilian *Real* against the U.S. dollar. This kind of currency variation affects Klabin by reducing the Company's export revenues and increasing its net financial expenses.

Business Evolution

BUSINESS UNIT – FORESTRY

In this quarter, Klabin sold 1.9 million tons of Pine and Eucalyptus logs, of which 1.1 million tons were transferred to its own mills in Paraná, Santa Catarina and São Paulo.
The volume of wood sold to sawmills and laminating companies in Paraná and Santa Catarina totaled 769.7 thousand tons in 2Q05.
The heated U.S. housing industry increased the demand for logs. However, domestic sawmill and plywood companies, which are customers of Klabin, faced strong competition in the wood products sold to the U.S. due to the supply from companies in Argentina, Chile and New Zealand. As a result, this excess supply pushed down the log prices.
Klabin will continue to attend the domestic demand for wood and logs, however, the company may reduce its supplies if prices continue to decrease.
Net revenue from wood sales to third parties reached R$ 72.7 million in 2Q05, which moderately increased by 2% in relation to 2Q04.

BUSINESS UNIT – PAPERS

At the end of April, there was a planned downtime for maintenance at Correia Pinto (SC) of five days. The interruption occurred in order to improve the drying systems and to adjust the drying fabrics circuits of the paper machine. By increasing the machine's speed, the production of sack kraft was boosted by 10 thousand tons, which generated a new installed capacity of 125 thousand tons per year.
Sales volume of containerboards and coated carton boards to third parties in 2Q05 was 209.1 thousand tons, up 8% from 2Q04. Sales volume throughout 1H05 reached 384.8 thousand tons, remaining the same level of 1H04.
Export sales in 2Q05 increased 16% to 142.2 thousand tons compared to 2Q04, which accounted for 68% of total containerboard sales.
Net revenue of paper and coated carton boards in 2Q05 reached R$ 309.4 million, upward 7% in relation to 2Q04.
Kraftliner sales volume totaled 121.1 thousand tons in 2Q05, of which 110.8 thousand tons were shipped to international market.
This kraftliner price reduction in U.S. dollars in Europe can be attributed to the European economy slowdown, the increase of testliner installed capacity in Germany, and finally, the oversupply of kraftliner from the U. S. producers.
Sales volume of coated carton boards added up 88.0 thousand tons in 2Q05 or 13% greater than 2Q04. Likewise, the volume sold in 1H05 exceeded the quantity marketed in 1H04 by 8%.

Net revenue of coated carton boards in 2Q05 was R$ 174.0 million, which represented an increase of 16% in relation to 2Q04.
The quarter highlights were the volume of coated carton boards exported by Klabin, namely 31.4 thousand tons, a substantial climb of 64% in relation to 2Q04. Net revenue from exports reached R$ 60.5 million, up 45% from 2Q04.
The seven-week stoppage at Finnish pulp and paper mills due to labor disputes provided an important opportunity to Klabin, which confirmed that the company is capable to make logistic adjustments in order to meet higher-than-expected demands. Between May and June, Klabin exported 11.5 thousand tons of coated carton boards for liquid packaging to Tetra Pak factories in Spain, Ukraine, Russia and Hungary.
The coated carton board sales department is continually developing customers located in markets that are strategically important for the expansion project of coated carton boards, specifically the United States, Canada and Europe.

BUSINESS UNIT – PACKAGING – CORRUGATED BOXES

Preliminary data provided by the Brazilian Association of Corrugated Boxes Manufactures (ABPO) indicated that the shipment of corrugated boxes, sheet and accessories amounted to 551.5 thousand tons in 2Q05 or 5% higher in relation to 2Q04. In 1H05, the total shipment was 1,048.6 thousand tons, 2.9% greater than the quantity shipped in the first half of 2004.
Klabin maintained its leading position with a sales volume of 113.9 thousand tons in 2Q05, which represented an increase of 11% in relation to 2Q04. The supply of corrugated boxes to tobacco exporters had greatly impacted on the sales volume growth. The volume sold throughout the first semester of 2005 was 212.6 thousand tons or 9% higher than the period in 2004.
Net revenue for corrugated boxes reached R$ 226.3 million in 2Q05, a climb of 17% in relation to 2Q04.
Approximately 20% of all the corrugated boxes sold to local customers in 2Q05 had the export market as their final destination.

BUSINESS UNIT – PACKAGING – INDUSTRIAL BAGS

In 2Q05, Klabin sold 28.5 thousand tons of industrial bags, generating net revenue of R$ 87.1 million. The volume marketed in 1H05 was 2% superior to that registered in the same period of the previous year.
In 2Q05, building industry domestic market demand remained stable. On the other hand, the agribusiness sector was underperformed due to the loss of grain crops caused by adverse weather conditions in the south of Brazil.
Sales volume of industrial bags in Argentina reached 5.7 thousand tons and fetched net revenue of R$ 13.3 million.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Capital Expenditure

The following table lists the capital expenditures in 2Q05 and 1H05:

R$ Million	2Q05	1H05
Forestry	8.9	16.9
Paper mills	44.4	103.8
Convertion	17.8	43.1
Others	0.9	1.6
Total	**72.0**	**165.4**

A program of capital investments was completed at Otacílio Costa (SC) – the largest kraftliner mill in Latin America – resulting in an outstanding product quality that is widely recognized by our international customers.

During the second semester of the current year, the company will initiate studies on the economic feasibility of a clear bottleneck project at Otacílio Costa (SC), which aims the reduction of variable costs and the 20% increase of the mill installed capacity for kraftliner production.

The expansion project of coated carton boards at Angatuba (SP) is running according to schedule, and its planned downtime should occur in September. The paper machine is scheduled to start up in early October.

In June 2005, Klabin concluded a project with the purpose to modernize and enlarge the mill at Goiana (PE). The investments totaled R$ 30 million, which increased the production of corrugated boxes from 3.7 thousand to 5.0 thousand ton per month. The project involved the construction of a new warehouse for reels, the acquisition of new types of printers and the installation of a new corrugating machine. This unit caters to market segments that are growing steadily in the northeast region of Brazil, such as fruit packing, food processing, hygiene & cleaning products, and beverages.

The project's basic engineering design, which intends to double the coated carton boards' production capacity at Monte Alegre (PR), should be completed in August. The capital investment required for this project as well as its feasibility study and financial structure will be submitted by the Executive Board to the Board of Directors for approval.

In order to sustain Klabin's outline growth, the company not only continually engages reforestation in its forestry, but also encourages third parties to cultivate via forestation program.

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	01
2 – ORDER No.	5th
3 –CVM REGISTRATION No.	CVM/SRE/DEB – 2004/041
4 –CVM REGISTRATION DATE	12/06/2004
5 – SERIES ISSUED	SINGLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/01/2004
9 – MATURITY DATE	11/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – PREVAILING REMUNERATION CONDITIONS	6-mo. interest of 105.5% of CDI
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Brazilian reais – R$)	10,000.00
14 – AMOUNT ISSUED (R$ 000)	314,050
15 – QUANTITY OF DEBENTURES ISSUED (UNITS)	31,405
16 – OUTSTANDING DEBENTURES (UNITS)	31,405
17 – DEBENTURES IN TREASURY (UNITS)	0
18 – DEBENTURES REDEEMED (UNITS)	0
19 – DEBENTURES CONVERTED (UNITS)	0
20 – UNPLACED DEBENTURES (UNITS)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	11/01/2005

15.01 – INVESTMENT PROJECTS

Investments in the second quarter of 2005 totaled R$ 72 million in the main projects:

- Acquisition of forests and forestation;
- Project to increase production to 675,000 tons/year in the unit in Telêmaco Borba, state of Paraná;
- Installation of non-condensable gas collection and burning system in the units of Correia Pinto and Otacílio Costa, state of Santa Catarina;
- Refurbishment of paper machine in Angatuba, state of São Paulo;
- Project to improve the quality and increase the capacity for production of sized paper in the unit in Guapimirim, state of Rio de Janeiro;
- Acquisition of technology in the unit in Lages, state of Santa Catarina.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF JUNE 30, 2005.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

a) Company's ownership interest

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Klabin Irmãos & Cia.	163,797,753	51.70			163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80			24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	33,142,268	5.52	96,600,873	10.53
Other (*)	64,871,551	20.47	567,713,465	94.48	632,585,016	68.93
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Shareholders with less than 5% of voting capital.

b) Ownership interest of controlling shareholders, up to the level of individuals

CONTROLLING SHAREHOLDER/INVESTOR:
(*) Klabin Irmãos & Cia.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*)General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Miguel Lafer	446,458,508	50.00
Vera Lafer	446,458,508	50.00
TOTAL	892,917,016	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Sylvia Lafer Piva	17,658,895	66.66662
Pedro Franco Piva	12	0.00005
Horácio Lafer Piva	2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	11.11111
TOTAL	26,488,360	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	276,765	13.310
GLIMDAS-ALPHA Participações Ltda.	142,020	6.829
Alberto Klabin (*)	276,787	13.310
Leonardo Klabin (*)	276,787	13.310
Stela Klabin (*)	276,787	13.310
Maria Klabin (*)	276,787	13.310
Dan Klabin (*)	276,787	13.310
Gabriel Klabin (*)	276,787	13.310
Estate - Maurício Klabin (*)	29	0.001
TOTAL	2,079,536	100.000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS-ALPHA Participações Ltda.

	SHARES	
SHAREHOLDERS	COMMON	%
Israel Klabin	4,072	14.28772
Alberto Klabin	4,071	14.28421
Leonardo Klabin	4,071	14.28421
Stela Klabin	4,071	14.28421
Maria Klabin	4,071	14.28421
Dan Klabin	4,071	14.28421
Gabriel Klabin	4,071	14.28421
Other	2	0.00702
TOTAL	28,500	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Daniel Miguel Klabin	1,420,564	53.065
Rose Klabin (*)	418,821	15.645
Amanda Klabin (*)	418,821	15.645
David Klabin (*)	418,821	15.645
TOTAL	2,677,027	100.000

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Armando Klabin	4	
Wolff Klabin (*)	442,878,289	25.00
Daniela Klabin (*)	442,878,289	25.00
Bernardo Klabin (*)	442,878,289	25.00
José Klabin (*)	442,878,289	25.00
TOTAL	1,771,513,160	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Esther Klabin Landau	17,673,750	99.9999
Alfred Landau	10	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
KL Participações Ltda.	6,076,071	25.0420
GL S.A. Participações	3,038,061	12.5211
KLA RO Participações Ltda.	2,686,869	11.0737
KLA PI Participações Ltda.	2,686,869	11.0737
DAWOJOBE Partic. S.A.	2,686,869	11.0737
MEKLA DELTA Participações Ltda.	4,050,722	16.6947
Pedro Franco Piva	3,038,061	12.5211
TOTAL	24,263,522	100.000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
GLIMDAS Participações S.A.	20,421,452,628	99.999
Other	43,261	0.001
TOTAL	20,421,495,889	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
DARAM Participações Ltda.	2	99.999
Daniel Miguel Klabin	1	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
DARAM Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Daniel Miguel Klabin	10,604,389	53.53
Rose Klabin	3,068,340	15.49
Amanda Klabin	3,068,340	15.49
David Klabin	3,068,340	15.49
Other	2	
TOTAL	19,809,411	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	Number	% of Capital
ESLI Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Joaquim Francisco M. de Carvalho	1,626,651,965	14.03
Fundo de Pensões Banco Espírito Santo de Lisboa (*)	1,168,120,757	10.07
Dresdner Bank AG (*)	1,159,759,765	10.00
Bradesco Capitalização S.A.	1,192,483,939	10.28
Soc, Técnica Monteiro Aranha Ltda.	961,337,879	8.29
Olavo Egydio Monteiro de Carvalho	905,042,208	7.80
AMC Participações S/C Ltda.	599,525,779	5.17
CEJMC Participações S/C Ltda.	599,525,779	5.17
SAMC Participações S/C Ltda.	599,525,779	5.17
Joaquim Álvaro M. de Carvalho	482,525,780	4.16
Treasury shares	195,398,211	1.68
Other (**)	2,107,699,809	18.18
TOTAL	11,597,597,650	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Bradesco Vida e Previdência S.A.	451,623	100.00
TOTAL	451,623	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Vida e Previdência S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Bradesco Seguros S.A.	145,773	100.00
TOTAL	145,773	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Banco Bradesco S.A.	625,344	99.44
Other	3,527	0.56
TOTAL	628,871	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Cial de Particip.	118,517,427	47.95	529,371	0.22	119,046,798	24.20
Fundação Bradesco	34,167,133	13.82	10,921,440	4.46	45,088,573	9.17
Banco Bilbao Vizcaya Argentaria S.A. (*)	12,366,285	5.00	12,253,536	5.01	24,619,821	5.00
Banco Espírito Santo (*)	16,377,413	6.63	278,321	0.11	16,655,734	3.39
Other (**)	65,714,928	26.60	220,807,271	90,20	286,522,199	58.24
TOTAL	247,143,186	100.00	244,789,939	100.00	491,933,125	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia. Comercial de Participações

	SHARES	
SHAREHOLDERS	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,333,056,605	44.43
Fundação Bradesco	1,724,997,712	32.85
Lia Maria Aguiar	417,744,408	7.96
Lina Maria Aguiar	442,193,236	8.42
Other (*)	332,631,968	6.34
TOTAL	5,250,623,929	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35	300,377,520	73.29
Cx. Benef. dos Funcionários Bradesco			3,511,005	1.65	3,511,005	0.86
Elo Participações S.A.	105,932,096	53.70			105,932,096	25.85
TOTAL	197,272,502	100.00	212,548,119	100.00	409,820,621	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Lázaro de Mello Brandão	6,769,981	5.63			6,769,981	3.68
Shareholders (*)	113,556,200	94.37	63,696,077	100.00	177,252,277	96.32
TOTAL	120,326,181	100.00	63,696,077	100.00	184,022,258	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Joaquim Monteiro de Carvalho	343,634	99.99913
Other	3	0.00087
TOTAL	343,637	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**%**
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 CHANGES IN OWNERSHIP INTEREST

		July 1, 2004		Change					June 30, 2005		
Shareholders	Type	Number of shares	%	Purchase Subscription	Sale	New members	Cancellation of shares	Members' withdrawal	Number of shares	%	Variation %
Controlling shareholders	ON	201,962,562	63.70						201,962,562	63.75	0.05
	PN	132,635,215	22.04	362,167	(4,125,000)				128,872,382	21.45	(0.59)
Members of the Board of Directors	ON	18,763,529	5.92			15,896,634			34,660,163	10.94	5.02
	PN	2,854,723	0.47	7,888	(450,784)	17,092,433		(3)	19,504,257	3.25	2.78
Members of the Executive Board	ON	0	0.00						0	0.00	0.00
	PN	177,100	0.03	1,000	(26,000)	86,938			239,038	0.04	0.01
Members of the Fiscal Council	ON	1	0.00			1,000		(1)	1,000	0.00	0.00
	PN	3,541	0.00		(121)				3,420	0.00	0.00
Other Shareholders	ON	96,101,471	30.31			(15,897,634)		1	80,203,838	25.31	(5.00)
	PN	465,185,154	77.31	(371,055)	4,601,905	(17,179,371)		3	452,236,636	75.26	(2.05)
Treasury Shares	ON	221,829	0.07				(221,829)		0	0.00	(0.07)
	PN	895,216	0.15				(895,216)		0	0.00	(0.15)
Total	**ON**	**317,049,392**	**100.00**	**0**	**0**	**0**	**(221,829)**	**0**	**316,827,563**	**100.00**	**(0.00)**
	PN	**601,750,949**	**100.00**	**0**	**0**	**0**	**(895,216)**	**0**	**600,855,733**	**100.00**	**0.00**

3 NUMBER OF SHARES ISSUED BY THE COMPANY THAT ARE DIRECTLY OR INDIRECTLY HELD BY THE CONTROLLING SHAREHOLDERS, EXECUTIVES AND BOARD MEMBERS

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	Total	%
Controlling shareholders	201,962,562	63.75	128,872,382	21.45	330,834,944	36.05
Members of the Board of Directors	34,660,163	10.94	19,504,257	3.25	54,164,420	5.90
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	

4 NUMBER OF OUTSTANDING SHARES

	SHARES					
	COMMON	%	PREFERRED	%	TOTAL	%
Controlling shareholders	201,962,562	63.75	128,872,382	21.45	330,834,944	36.05
Outstanding shares	114,865,001	36.25	471,983,351	78.55	586,848,352	63.95
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

17.01 – INDEPENDENT ACCOUNTANTS' REVIEW REPORT – UNQUALIFIED

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of June 30, 2005, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flows for the six-month period ended June 30, 2005 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly stated, in all material respects, in relation to the interim financial statements for the six-month period ended June 30, 2005 taken as a whole.

5. The Company and consolidated balance sheets as of March 31, 2005 and the related statements of income for the quarter and six-month period ended June 30, 2004, and the supplemental statements of cash flows for the six-month period ended June 30, 2004, presented for comparative purposes, were reviewed by us, in accordance with our unqualified review reports thereon, dated April 22, 2005 and July 23, 2004, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 21, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89,637,490/0001-45

CONTENTS

RK0017*.*